Exhibit 99.1

MINEFINDERS CORPORATION LTD.

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations
Section 11.3

The following matters were put to a vote by a show of hands at the annual meeting of shareholders of Minefinders Corporation Ltd. (the “Company”) held on May 19, 2010:

Outcome of Vote

1.	The election of the following nominees as directors of the Company for the ensuing year:	Carried

Mark H. Bailey
James M. Dawson
H. Leo King
Robert L. Leclerc
Anthonie Luteijn

2.	The appointment of KPMG LLP, Chartered Accountants, as the Company’s auditors for the ensuing financial year and the authorization of the directors to set the auditors’ remuneration	Carried

MINEFINDERS CORPORATION LTD.

By:	“Lois-Ann L. Brodrick”
Lois-Ann L. Brodrick
Corporate Secretary